Exhibit 12

Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2004	2005	2006	2007	2008
	(Dollars in thousands)

Earnings:
Income	$119,901	$163,778	$214,575	$164,631	$191,389
Less:
Equity earnings — Wamsutter	39,016	40,555	61,690	76,212	88,538
Equity earnings — Discovery Producer Services	5,619	11,880	18,050	28,842	20,641

Income before equity earnings	75,266	111,343	134,835	59,577	82,210
Add:
Fixed charges:
Interest accrued	12,476	8,238	9,833	58,348	67,220
Rental expense representative of interest factor	1,924	2,457	2,522	2,756	2,684

Total fixed charges	14,400	10,695	12,355	61,104	69,904
Distributed income of equity-method investees	—	1,280	16,400	26,469	155,539

Total earnings as adjusted	$89,666	$123,318	$163,590	$147,150	$307,653

Fixed charges	14,400	10,695	12,355	61,104	69,904

Ratio of earnings to fixed charges	6.23	11.53	13.24	2.41	4.40